Schedule A
to the
Distribution Plan (12b-1 Plan)

Dated September 2, 2014

Series of ETF Series Solutions	Rule 12b-1 Fee

AlphaClone Alternative Alpha ETF	0.25% of average daily net assets
Vident International Equity Fund	0.25% of average daily net assets
Vident Core U.S. Equity Fund	0.25% of average daily net assets
Vident Core U.S. Bond Strategy ETF	0.25% of average daily net assets
Deep Value ETF	0.25% of average daily net assets
Falah Russell-IdealRatings U.S. Large Cap ETF	0.25% of average daily net assets

For all services rendered pursuant to the Rule 12b-1 Agreement, we shall pay you the fee shown above calculated as follows:

The above fee as a percentage of the average daily net assets of the Fund (computed on an annual basis) which are owned of record by your firm as nominee for your customers or which are owned by those customers of your firm whose records, as maintained by the Trust or its agent, designate your firm as the customer’s dealer or service provider of record.

We shall make the determination of the net asset value, which determination shall be made in the manner specified in the Fund’s current prospectus, and pay to you, on the basis of such determination, the fee specified above, to the extent permitted under the Plan.